SEPARATION AGREEMENT AND RELEASE OF CLAIMS


     THIS AGREEMENT is made and entered into this of 22nd day of March, 2002, by and between Sonus Corp. ("Sonus") and Brandon M. Dawson ("Employee") in order to provide the terms and conditions of Employee's separation from employment, and to fully and completely resolve any and all issues that Employee might have in connection with his employment with Sonus or the termination of his employment. The parties therefore agree as follows: 1. Resignation. Employee hereby resigns employment with Sonus effective March 22, 2002 (the "Resignation Date") and shall vacate his office in Sonus' headquarters by March 22, 2002. Employee will remain as a member of the board of directors of Sonus but will resign as Chairman and as an officer and director of its subsidiaries. Employee may resign from the board at any time at his election and will resign from the board in the event that Employee engages in any Competitive Activities (defined below). Employee may purchase from Sonus any items of furniture and office accessories located in Employee's office at the price of $3,000, which is the estimated current book value of such items.

     2. SEVERANCE PAY. Sonus will pay Employee severance pay in the amount of $540,000, payable in substantially equal installments over a two-year period commencing on the Resignation Date, in accordance with Sonus' normal payroll cycle (once every two weeks). Such payments shall cease upon closing of the Option described in Section 9 below. All compensation paid to Employee under this Section 2 shall be subject to the customary withholding of federal and state income tax and other deductions required by law, otherwise authorized, or normally deducted, with respect to compensation paid by a corporation to an employee. All such payments will be sent to Employee at Employee's residence in Vancouver, Washington, or to such other address as Employee may direct.

     3. BENEFITS. Sonus will retain in full force and effect for the continued benefit of Employee for two years after the Resignation Date, coverage under all medical, disability, accident, and life insurance plans in which Executive was a participant immediately prior to the Resignation Date, provided that Employee's continued participation is possible under the general terms and provisions of such plans. If participation by Employee in any such plan is barred by the provisions thereof, Sonus will arrange to provide Employee with benefits substantially similar to those to which Employee is entitled to receive under such plan (provided, however, that the cost of such benefits does not exceed 125 percent of the prevailing cost of similar benefits under such plan). The foregoing shall not limit Employee's COBRA rights and benefits.

     4. AUTOMOBILE. Employee is currently provided with the use of a leased Mercedes automobile at Sonus' expense. If the automobile can be returned to the lessor with no negative financial impact to Sonus, Employee shall deliver possession of the automobile to Sonus on the Resignation Date and shall thereafter receive an automobile allowance of $24,000, payable in substantially equal installments over a two-year period commencing on the Resignation Date, in accordance with Sonus' normal payroll cycle. The automobile allowance paid to Employee under this Section 4 shall be subject to the customary withholding of federal and state income tax and other deductions required by law, otherwise authorized, or normally deducted, with respect to such an allowance paid by a corporation to an employee. If the automobile cannot be returned to the lessor without a negative financial impact to Sonus, Employee shall continue to be provided with the use of the automobile for a two-year period commencing on the Resignation Date.

     5. STOCK OPTIONS. Sonus will grant Employee nonqualified stock option awards for 400,000 common shares of Sonus (the "Option") under its Stock Award Plan (the "Plan").

     The Option will have the following additional features:

     * The Option purchase price per share will be the Fair Market Value (as defined in the Plan) on the Resignation Date;

     * The Option will have a term of 10 years commencing on the Effective Date;

     * The Option will be immediately exercisable.

     * The Option will be governed by an Award Agreement (as defined in the Plan) as approved by the board of directors of Sonus; and

     * Notwithstanding anything in the Plan to the contrary, the Option will remain exercisable for three years after the date of this Agreement and, in the case of death prior to exercise, for one year after the date of the death of Employee if longer.

     6. SATISFACTION OF INDEBTEDNESS. In exchange for, and upon delivery to Sonus of, 60,000 common shares of Sonus, duly endorsed for transfer or accompanied by a duly executed stock power, Sonus will satisfy all indebtedness, including principal and accrued interest, represented by two promissory notes payable to Sonus dated March 19, 1998, and December 19, 2000, in the principal amounts of CDN $48,633.85 and $75,000, respectively. Sonus will cancel the promissory notes and mark them "Paid in Full" upon receipt of the common shares. In addition, Sonus will forgive and cancel all claims for reimbursement of personal expenses approximating $30,000. Sonus acknowledges that no further indebtedness or monetary obligations are owing by Employee to Sonus.

     7. NONCOMPETITION. For a period of two years after the Resignation Date (the "Noncompetition Term"), Employee will not directly or indirectly engage in any Competitive Activities; provided, however, that this noncompetition covenant shall terminate for all purposes on the earlier to occur of the following conditions: (a) delivery by Employee to Sonus after March 22, 2003, of written notice of Employee's desire to terminate the noncompetion covenant (the "Employee Notice") or (b) Sonus' rejection of or refusal to pursue a bona fide proposal from a third party to acquire Sonus for cash or marketable securities at a price equal to or greater than $35 million, plus assumed liabilities. The term "Competitive Activities" as used herein shall mean:

          (i) directly or indirectly engaging in, continuing in or carrying on any business substantially similar to that heretofore or hereafter conducted by the Sonus, including owning or controlling any financial interest in any corporation, partnership, firm or other form of business organization that competes with Sonus or is engaged in or carries on any aspect of such business or any business substantially similar thereto, provided that this covenant shall not preclude the ownership by Employee of securities of corporations that are listed on a national securities exchange or traded in the national over-the-counter market in amounts which do not exceed 1 percent of the outstanding shares of any such corporation;

          (ii) consulting with, advising or assisting in any way any corporation, partnership, firm or other business organization that is now, becomes, or is actively planning to become, a competitor of Sonus, whether or not for consideration, including, but not limited to, advertising or otherwise endorsing the products of any such competitor; soliciting customers or otherwise serving as an intermediary for any such competitor; loaning money or rendering any other form of financial assistance to or engaging in any form of business transaction on other than an arm's length basis with any such competitor;

          (iii) employment by, consulting with, advising or assisting in any way with any hearing aid manufacturers or distributors; or

          (iv) enticing away or otherwise persuading any employee of Sonus to alter, modify or terminate his or her relationship with Sonus as an employee to go to work for any corporation, partnership, firm or other form of business organization that competes with Sonus or is engaged in or carries on any aspect of such business or any business substantially similar thereto.

     "Competitive Activities" shall not include any activities specifically authorized or contemplated by this Agreement, including commission work described in Section 10 below and cooperation activities described in Section 13 below.

     In the event a court of competent jurisdiction determines that the provisions of this covenant not to compete are excessively broad as to duration, geographical scope or activity, it is expressly agreed that this covenant not to compete shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such overbroad provisions shall be deemed, without further action on the part of any person, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction.

     8. CHANGE IN CONTROL. Within 10 days after a Change in Control (as hereinafter defined) of Sonus that occurs while the noncompetition covenant set forth in Section 7 above is in effect, the acquiring Person (as hereinafter defined) shall have the option to extend the Noncompetition Term for the period of one year following the Change of Control by paying Employee the sum of $480,000. Such sum shall be paid in equal monthly installments over the

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


course of such year. In the event that a Change in Control occurs and the acquiring Person does not or cannot exercise the option to extend the Noncompetition Term, (i) the remaining balance of the severance pay provided for in Section 2 above shall be immediately due and payable in a lump sum and Employee shall also be paid immediately, in lieu of the benefits provided under Sections 3 and 4 above, $1,648 multiplied by the number of months remaining in the two-year period following the Resignation Date and (ii) the provisions of
Section 7 above regarding noncompetition shall be of no further force and effect. All payments under this Section 8 shall be less any withholding of federal and state income tax and other deductions required by law.

     "Change in Control" of Sonus means:

          (i) The acquisition by any individual, corporation, partnership, limited liability company, group, association, or other "person," as such term is used in Section 13(d)(3) or Section 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than Sonus or any employee benefit plan or plans sponsored by Sonus (all such persons, acting individually or in concert, "Person"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50 percent or more of the combined voting power of Sonus' then issued and outstanding securities ordinarily having the right to vote at elections of Sonus' board of directors ("Voting Securities"); provided, however, that for purposes of this paragraph (i), the following acquisitions will not constitute a Change of Control: (A) any acquisition directly from Sonus,
     (B) any acquisition by Sonus, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Sonus or any corporation controlled by Sonus, (D) any acquisition by Warburg, Pincus Ventures, L.P. ("WPV') or by any Person that, now or hereinafter, directly or indirectly controls, is controlled by, is under common control with, or is otherwise an affiliate of, WPV, or (E) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B), and (C) of paragraph
     (iii) below; or

          (ii) individuals who, as of the date of this Agreement, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date of this Agreement whose election, or nomination for election by Sonus' shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

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

          (iii) consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of Sonus (a "Business Combination") in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Voting Securities outstanding immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50 percent of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns Sonus or all or substantially all of Sonus' assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Voting Securities,
     (B) no Person (excluding any employee benefit plan (or related trust) of Sonus or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50 percent or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination.

     9. PURCHASE OF SHARES. Employee is the owner of 865,000 shares of common stock of Sonus (the "Shares"), which are in addition to the options described in
Section 5 and the shares described in Section 6 above. At the option and election of Employee, Employee shall have the right to require that Sonus purchase the Shares from Employee as provided in this Section 9 (the "Put Option").

     (a) Subject to Section 9(c) below, the Put Option may be exercised by written notice given by Employee to Sonus at any time on or prior to March 22, 2004, upon the occurrence of any of the following events (a "Put Event"): (i) any Change of Control; (ii) a sale or other disposition of all or substantially all of the assets of Sonus, whether in a single transaction or in a series of transactions; or (iii) any sale, exchange, redemption, other transfer or other transaction involving the outstanding preferred stock of Sonus, whether or not a Change of Control occurs. Sonus shall provide not less than 10 business days' prior written notice to Employee of any transaction that may result in a Put Event. Notwithstanding the foregoing, if prior to March 22, 2004 Sonus has signed a letter of understanding or a letter of intent with respect to such Put Event and/or is actively engaged in negotiating a definitive agreement with respect to such Put Event, the time for exercising the Put Option shall be extended beyond March 22, 2004 until the earlier of (i) the occurrence of the Put Event or (ii) the termination of such negotations; provided that Employee shall have five business days following receipt of personal notification regarding the occurrence of such Put Event within which to exercise such Put Option.

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


     (b) Upon exercise of the Put Option, Employee will sell and Sonus agrees to purchase all of the Shares at a price equal to: (i) $1.50 per share, plus (ii) $10,385 per times (y), where (y) equals 52 minus the number of bi-weekly payments made pursuant to Section 2 above or (y) equals 0 in the case of the payment of severance in a lump sum pursuant to Section 8 ("Purchase Price"). Closing shall occur within 30 days following the date the Put Option is exercised; provided that Sonus may extend the closing for up to 60 days to the extent necessary to collect cash proceeds from a Put Event, or if the funds are not available, to raise the necessary funds to close, and provided that no distributions are made to shareholders. It is the express intention of the parties that all obligations of Sonus to Employee under this Agreement will have priority over distributions or other payments to shareholders, including holders of preferred stock, on account of equity ownership. The closing date will be advanced as necessary if the Shares are to be cancelled in connection with a proposed Change of Control. At closing, Employee will deliver all share certificates evidencing the Shares, duly endorsed for transfer or accompanied by a duly executed stock power; provided that if any certificate cannot be located by Employee, Employee may deliver a lost certificate affidavit in lieu thereof in form reasonably acceptable to Sonus. Sonus will pay the Purchase Price for the Shares in full in immediately available US funds at closing.

     (c) The Put Option shall expire upon the giving of the Employee Notice.

     (d) The Shares subject to purchase hereunder and the Purchase Price per share shall be adjusted on account of any stock dividend, stock split, recapitalization, reorganization, merger or other similar transaction.

     10. SONUS NETWORK COMMISSION. For a period of two years after the Resignation Date, if any Person becomes a member of the Sonus Network as a direct and proximate result of the efforts of Employee, Sonus shall pay Employee a commission equal to 15 percent of any commissions collected by Sonus from hearing instrument manufacturers as a result of purchases of hearing instruments by such Person made within two years after the date of initial purchase. Payment shall be made to Employee within 30 days after the collection of such commissions by Sonus. Sonus and Employee agree that all such activities by Employee shall be performed as an independent contractor and not as an employee of Sonus.

     11. PAYMENT IN FULL. Employee acknowledges and agrees that, other than the amounts to be paid under this Agreement, Sonus has paid in full any and all sums due related to his employment with Sonus.

     12. RELEASE OF ALL CLAIMS. In return for the benefits conferred by this Agreement, which Employee acknowledges represents consideration in excess of that which Sonus is legally obligated to provide, Employee, on behalf of himself and his marital community, heirs, executors, administrators and assigns, hereby releases in full, and forever relinquishes, discharges, waives and acquits, Sonus, and its past and present affiliates, subsidiaries, predecessors, successors and assigns, and their past and present shareholders, officers, directors, employees, agents and insurers, from any and all claims, disputes, causes of action, liabilities or damages, of every kind and nature whatsoever, which may now exist or hereafter may be discovered arising from or relating to Employee's employment with Sonus, or the termination of such employment. EMPLOYEE ACKNOWLEDGES AND AGREES THAT THROUGH THIS RELEASE HE IS GIVING UP ALL RIGHTS AND CLAIMS OF EVERY KIND AND NATURE WHATSOEVER, KNOWN OR UNKNOWN, CONTINGENT OR LIQUIDATED, THAT HE MAY HAVE AGAINST SONUS, AND THE OTHER PERSONS NAMED ABOVE, ARISING FROM OR RELATING TO EMPLOYEE'S EMPLOYMENT WITH SONUS, OR THE TERMINATION OF SUCH EMPLOYMENT. THIS FOREGOING RELEASE SHALL NOT INCLUDE, LIMIT OR RELEASE: (A) ANY CLAIMS OR RIGHTS OF EMPLOYEE AS A SHAREHOLDER OF SONUS; OR (B) ANY CLAIMS OR RIGHTS FOR INDEMNIFICATION AND ADVANCEMENT OF EXPENSES UNDER ANY CONTRACT, BOARD RESOLUTION, BYLAWS, STATUTE, INSURANCE POLICY OR OTHER SOURCE OF INDEMNITY.

     In return for the benefits conferred by this Agreement, which Sonus acknowledges represents consideration in excess of that which Employee is legally obligated to provide, Sonus, for itself and its past and present affiliates, subsidiaries, predecessors, successors and assigns, and their past and present shareholders, officers, directors, employees, agents and insurers, hereby releases in full, and forever relinquishes, discharges, waives and acquits, Employee, and his marital community, heirs, executors, administrators and assigns, from any and all claims, disputes, causes of action, liabilities or damages, of every kind and nature whatsoever, which may now exist or hereafter may be discovered arising from or relating to Employee's employment with Sonus, or the termination of such employment. SONUS ACKNOWLEDGES AND AGREES THAT THROUGH THIS RELEASE IT IS GIVING UP ALL RIGHTS AND CLAIMS OF EVERY KIND AND NATURE WHATSOEVER, KNOWN OR UNKNOWN, CONTINGENT OR LIQUIDATED, THAT SONUS MAY HAVE AGAINST EMPLOYEE, AND THE OTHER PERSONS NAMED ABOVE, ARISING FROM OR RELATING TO EMPLOYEES'S EMPLOYMENT WITH SONUS OR THE TERMINATION OF SUCH EMPLOYMENT. THE FOREGOING RELEASE SHALL NOT INCLUDE ANY CLAIMS FOR FRAUDULENT ACTIONS BASED ON FACTS THAT ARE DISCOVERED AFTER THE DATE HEREOF.

     13. NON-INTERFERENCE AND NON-DISPARAGEMENT; COOPERATION.

     (a) During the period that Employee is receiving severance pay under this Agreement, Employee shall not interfere in any way with any current customers, suppliers, or employees of Sonus or make any willfully disparaging claims to third parties of any nature whatsoever at any time about Sonus, its operations, or its past or present employees, either publicly or privately, unless required by law. Sonus shall not make any willfully disparaging claims to third parties of any nature whatsoever at any time about Employee or his past performance, either publicly or privately, unless required by law. Any claim of interference or disparagement shall be proved by clear and convincing evidence. A party's remedy for any alleged breach or violation of this Section 13(a) shall be limited to a claim for damages, which damages must be proved by clear and convincing evidence. Either party may elect to have any such claim tried in court of competent jurisdiction in lieu of arbitration pursuant to Section 1 below. Nothing herein shall preclude Employee from voicing any opinions about Sonus at any Sonus board of directors meeting.

     (b) During the period that Employee is receiving severance pay under this Agreement, Employee shall, at the request of the Chief Executive Officer of Sonus and at the

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


expense of Sonus, cooperate with the management of Sonus in connection with matters related to Sonus' business, including but not limited to matters such as the potential acquisition of Sonus, obtaining additional capital investment in Sonus, and Sonus' lawsuit against Siemens Hearing Instruments, Inc. All such cooperative efforts shall be scheduled in advance with Employee at mutually agreeable times, which agreement shall not be unreasonably withheld or conditioned. The parties do not expect or contemplate that Employee will be required to devote more than two (2) hours per week to such cooperation, except for limited occasions when additional time may be requested.

     (c) Employee agrees not to disclose to any persons with interests adverse or potentially adverse to Sonus (other than an employee of agent of Sonus or any Affiliate (hereafter defined) entitled to receive such information) confidential information relating to the business of Sonus or any Affiliate and obtained by Employee while providing services to Sonus or any Affiliate without the consent of the board of directors of Sonus, or until such information ceases to be confidential. Notwithstanding the foregoing, Employee will not be precluded from making disclosures respecting Sonus or any Affiliate where the disclosures are made pursuant to compulsory legal process or when otherwise required by a governmental agency. For purposes of the foregoing, "Affiliate" means any person, firm, corporation, association, organization, or unincorporated trade or business that, now or hereinafter, directly or indirectly controls, is controlled by, or is under common control with Sonus.

     14. NON-ADMISSION OF LIABILITY. This Agreement shall not be construed as an admission by Sonus of any liability to Employee, breach of any agreement between the parties, or violation by Sonus of any statute or regulation. Neither this Agreement nor any of its provisions, terms, or conditions constitutes an admission of liability or wrongdoing or may be offered or received in evidence in any action or proceeding as evidence of an admission of liability or wrongdoing (except an action to enforce its terms).

     15. RETURN OF PROPERTY. Employee agrees to and hereby represents that he has returned to Sonus all of Sonus's property in his possession or under his control.

     16. MISCELLANEOUS.

         16.1 ENTIRE AGREEMENT. This document is the entire, final and complete agreement and understanding of the parties with respect to the subject matter hereof and supersedes and replaces all written and oral agreements and understandings heretofore made or existing by and between the parties or their representatives with respect thereto. There have been no representations or commitments by Sonus to make any payment or perform any act other than those expressly stated herein.

         16.2 BINDING EFFECT. All rights, remedies and liabilities herein given to or imposed upon the parties shall extend to, inure to the benefit of and bind, as the circumstances may require, the parties and their respective heirs, personal representatives, administrators, successors and permitted assigns.

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


         16.3 AMENDMENT. No supplement, modification or amendment of this Agreement shall be valid, unless the same is in writing and signed by all parties hereto.

         16.4 SEVERABILITY. In the event any provision or portion of this Agreement is held to be unenforceable or invalid by any court of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected or invalidated thereby.

         16.5 ENFORCEMENT. In the event that there is a breach of this Agreement by either party or noncompliance with the terms contained herein, the nondefaulting or prevailing party shall be entitled to recovery of any reasonable attorney fees and costs incurred in enforcing this Agreement, including such costs and attorney fees on appeal.

         16.6 GOVERNING LAW. This Agreement and the rights of the parties hereunder shall be governed, construed and enforced in accordance with the laws of the state of Oregon, without regard to its conflict of law principles. All monetary amounts expressed in this Agreement are US dollars unless otherwise expressly noted.

         16.7 ARBITRATION. Any dispute between the parties concerning this Agreement in any respect whatsoever shall be settled by arbitration before a single arbitrator, under the rules of the Arbitration Service of Portland, Inc., or, if it is not then in existence, the commercial arbitration rules of the American Arbitration Association. Arbitration shall occur in Portland, Oregon. A party substantially prevailing in the arbitration shall also be entitled to recover such amount for its costs and attorney fees incurred in connection with the arbitration or any appeal thereof, as shall be determined by the arbitrator or by the court with respect to an appeal. Judgment upon the arbitration award may be entered in any court having jurisdiction. Nothing herein, however, shall prevent a party from resort to a court of competent jurisdiction as to those matters where injunctive relief may be appropriate.

         16.8 COUNTERPARTS. This Agreement may be executed in two or more counterparts (including facsimile counterparts), each of which shall be deemed an original, and all of which together shall constitute and be the same instrument.

     17. VOLUNTARY ACT. Employee covenants that he has freely and voluntarily executed this Agreement, with a complete understanding of its terms and present and future effect, and without any undue pressure or coercion from Sonus.

                                        SONUS CORP.

__________________________              By: __________________________
BRANDON M. DAWSON                       Title: ________________________


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


STATE OF OREGON         )
                        ) SS
COUNTY OF MULTNOMAH     )

On this ___ day of March, 2002, Brandon M. Dawson personally appeared before me, a notary public for said county and state. Brandon M. Dawson is known to be the same person described herein and he executed the foregoing instrument, and acknowledged to me that he executed the same freely and voluntarily for the uses and purposes therein stated.

     IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal.


                                        ------------------------------------
                                        Notary Public for Oregon
                                        My commission expires:
STATE OF OREGON         )
                        ) SS
COUNTY OF MULTNOMAH     )

On this ___ day of March, 2002, _____________ personally appeared before me, a notary public for said county and state. ____________, first duly sworn, did say that he is the ________________ of Sonus Corp., that the instrument was signed on behalf of said entity by authority of its board of directors; and said _______________ acknowledged the execution of said instrument to be the free act and deed of said entity.

     IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal.


                                        -------------------------------------
                                        Notary Public for Oregon
                                        My commission expires:



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